Brian A. Johnson

+1 212 937 7206 (t)
August 24, 2015	+1 212 230 8888 (f)
brian.johnson@wilmerhale.com

VIA EDGAR SUBMISSION

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Mail Stop 6010

Washington, DC 20549-6010

Attention: Larry Spirgel

Re:	Nabriva Therapeutics AG
Registration Statement on Form F-1
Filed June 18, 2015
File No. 333-205073

Ladies and Gentlemen:

On behalf of Nabriva Therapeutics AG (the “Company”), submitted herewith for filing is Amendment No.2 to the Registration Statement on Form F-1 (the “Registration Statement”) relating to the registration under the Securities Act of 1933, as amended, of common shares of the Company represented by American Depositary Shares (the “ADSs”).

The Registration Statement is being filed in part to respond to the comments previously communicated orally and in writing by the staff (the “Staff”) of the Securities and Exchange Commission relating to Amendment No. 1 to the Registration Statement on Form F-1.

Set forth in Exhibit A is additional information to supplement the Company’s prior responses to the Staff’s comments. These updated responses from the Company supplement the original responses contained in its letters to the Staff dated July 17, 2015, July 27, 2015, July 31, 2015 and August 14, 2015.

The responses in Exhibit A are based upon information provided to Wilmer Cutler Pickering Hale and Dorr LLP by the Company and are provided on behalf of the Company.

If you have any further questions or comments, or if you require additional information, please contact the undersigned by telephone at (212) 937-7206 or electronically at brian.johnson@wilmerhale.com. Thank you for your assistance.

Securities and Exchange Commission

August 24, 2015

Very truly yours,

/s/ Brian A. Johnson

Brian A. Johnson

cc:	Colin Broom
Ralf Schmid

EXHIBIT A

The presentation below provides a reconciliation of the number of shares disclosed in the Registration Statement, identifies changes in the number of outstanding shares of the Company during 2015 and describes the resulting accounting impacts. Unless otherwise specified, references to the financial statements, or to the notes thereto, are to the unaudited condensed consolidated interim financial statements of the Company included in the Registration Statement.

All amounts in thousands, except share and per share data.

Overview of Outstanding Shares of the Company and Events that Resulted in Changes Since December 31, 2014

		Common shares with no contractual preference rights			Common shares with contractual preference rights			Total Shares
Date	Event	Outstanding	Treasury Shares	Total	“Preferred A”	“Preferred B”	Total	Issued	Outstanding
31-Dec-14		66,174	2,819	68,993	258,529	—	258,529	327,522	324,703
8-Jan-15	“Conversion” of 15,109 shares due to convertible loan financing[1]	81,283	2,819	84,102	243,420	—	243,420	327,522	324,703
31-May-15	Issuance of 730,162 shares from April 2015 financing[2]	81,283	2,819	84,102	243,420	730,162	973,582	1,057,684	1,054,865
30-Jun-15		81,283	2,819	84,102	243,420	730,162	973,582	1,057,684	1,054,865
31-Jul-15	Issuance of 9,107 shares due to Kreos option exercise[3]	81,283	2,819	84,102	243,420	739,269	982,689	1,066,791	1,063,972
Upon closing of IPO	Issuance of [9,912] shares for satisfaction of preferred dividend rights[4]	81,283	2,819	84,102	243,420	749,181	992,601	1,076,703	1,073,884

Footnotes to the table above:

1) “Conversion” of 15,109 shares in connection with the 2015 convertible loan financing

In January 2015, the contractual preference rights covering 15,109 common shares under the Company’s Shareholders Agreement 2009, referred to as Preferred A shares, were eliminated, resulting in common shares with no contractual preference rights (referred to in the Shareholders Agreement 2009 as a “conversion”). The elimination of the contractual preference rights was the result of a provision in the Company’s Shareholders Agreement 2009, under which holders of common shares with contractual preference rights would lose those contractual preference rights if they failed to participate in the Company’s future financings. As a result of the decision by certain shareholders not to participate in the convertible loan financing in January 2015, 15,109 common shares were “converted” into common shares with no contractual preference rights.

Accounting impact: Since the common shares with contractual preference rights issued under the Company’s Shareholders Agreement 2009 were accounted for as equity, in accordance with IAS 32, the elimination of the preferential rights for those shares did not give rise to any accounting implications.

2) Issuance of 730,162 shares in the April 2015 financing

In the Company’s April 2015 financing, an aggregate of 730,162 common shares with contractual preference rights under the Shareholders Agreement 2015, referred to as Preferred B shares, were issued. The issuance included:

•	511,188 shares issued for cash consideration of €42,096 at a price per share of €82.35.

•	203,750 shares issued in exchange for the amounts outstanding under the outstanding convertible loan agreements (“CLAs”). The total nominal amounts due under the CLAs was €16,779 prior to conversion. Pursuant to the CLAs, the number of shares to be issued upon conversion was to be calculated by dividing the nominal amounts outstanding under the CLAs by either a) the Preferred A purchase price per share (€228.57) or b) the price per share of a new external financing round executed prior to conversion of the CLAs. In the course of the April 2015 financing, the lenders under the CLAs and the other existing and new shareholders agreed that the CLAs would convert into shares based on the purchase price per share of the April 2015 financing (€82.35).

•	15,224 shares issued in exchange of the silent partnership interests. Pursuant to the silent partnership agreements, the number of shares to be issued upon contribution of the silent partnership interests was to be calculated by dividing the silent partnership investment amount by either a) the Preferred A purchase price per share (€228.57) or b) the price per share of a new external financing round executed prior to contribution of the silent partnership interests. The investment amount of the silent partnerships amounted to €1,254 prior to contribution. In the course of the April 2015 financing, the silent partners and the other existing and new shareholders agreed that the silent partnership interests would convert into shares based on the purchase price per share of the April 2015 financing (€82.35).

Further effects of the April 2015 financing:

•	the lenders under all existing CLAs irrevocably waived their claims for payment of interest accrued on the loan amounts;

•	all CLA lenders irrevocably waived and acknowledged the termination of their call option rights granted under the CLAs; and

•	all silent partners irrevocably agreed to the forfeiture of their claims for payment of interest accrued on their silent partnership investments.

Accounting impact:

•	Waiver of interests under CLAs (prior to conversion): treated as a significant modification according to IAS 39.40; the resulting income of €3,274 was recorded in the Financial Income line item in the financial statements (see Notes 4.1, 7 and 13).

•	Adjustment of value of conversion right related to CLAs: the conversion rights related to the CLAs represented embedded derivatives that are not closely related to the host debt contract and accounted for separately at fair value. Their fair value was determined by first determining the fair value of the compound instrument (i.e. host debt contract and derivative) using the option pricing method and then subtracting the value of the host debt contract (valued at amortized cost). Due to an increase in expected exit proceeds resulting from the April 2015 financing, the fair value of the compound instrument, and hence the fair value of the conversion rights, increased prior to conversion, resulting in a financial expense (see Notes 7 and 15).

•	Termination of call option related to the CLAs: the resulting income of €1,473 was recorded in the Financial Income line item in the financial statements (see Notes 4.1, 7, 8 and 13).

•	The forfeiture of the claims for payment of interest by the silent partners was considered in the adjustment to amortized cost by use of the option pricing method prior to contribution of the silent partnership interests in exchange for shares. However, the increase in expected exit proceeds due to the April 2015 financing had a greater impact on the valuation, resulting in a financial expense (see Notes 4.1, 7 and 11).

•	Issuance of shares: due to the preferred dividend rights under the Shareholders Agreement 2015, the shares issued in the April 2015 financing are considered to be compound instruments, consisting of common shares accompanied by the preferred dividends. The total consideration from the April 2015 financing of €74,747, including the conversion of convertible loans and the contribution of silent partnership interests, has been allocated between the liability and equity components of the compound instrument in accordance with IAS 32 (see Notes 4.1, 7 and 14).

The total consideration of the April 2015 financing is different from the total nominal amounts (of cash, outstanding loan amounts under the CLAs and net silent partnership investments) which were used to calculate the number of shares to be issued: upon conversion of the CLAs and silent partnership investments into shares, all related liability components were reclassified into equity, resulting in a total consideration of €74,747, comprised of €42,096 paid in cash, €30,381 for the conversion of the CLAs and €2,270 for the contribution of the silent partnership investments (see the unaudited condensed consolidated statement of changes in equity on page F-5). The €13,602 difference between the total nominal loan amounts outstanding under the CLAs of €16,779 and the €30,381 included in the consideration is due to the €13,601 liability for the CLA conversion rights, which was also converted into equity (see Note 15). The €1,016 difference between the silent partnership investment of €1,254 and the €2,270 included in the consideration is mainly due to adjustments to amortized cost (see Note 11).

3) Issuance of 9,107 shares due to Kreos option exercise

The option agreement with Kreos Capital IV (Expert Fund) Limited, dated July 4, 2014, entitled Kreos Capital IV (Expert Fund) Limited to purchase a certain number of shares for a nominal amount of €1.00 per share. Pursuant to the option agreement, the number of shares to be issued upon exercise of the option right was to be calculated by dividing €750 (i.e. 15% of the nominal loan amount of the €5.0 million Kreos Loan 2014) by, at the option of Kreos Capital IV (Expert Fund) Limited, either a) the price per share of the Preferred A financing (€228.57) or b) the price per share of a new external financing round executed prior to exercise of the option right.

As of December 31, 2014, the applicable share price to be used to determine the number of shares issuable to Kreos Capital IV (Expert Fund) Limited upon exercise of its option was €228.57, which was the price per share of the Preferred A financing round (because no new external financing had been executed as of December 31, 2014). Hence, the number of shares to be issued upon the option exercise was 3,281 shares. After the April 2015 financing, Kreos Capital IV (Expert Fund) Limited had the option to use the price per share (€82.35) from the April 2015 financing to calculate the number of shares it was entitled to purchase upon exercise of the option. Upon exercise of its option, Kreos Capital IV (Expert Fund) Limited chose to apply the price per share from the April 2015 financing, which resulted in 9,107 shares being issued to Kreos in July 2015.

Accounting impact: The change in the number of shares to be issued and the difference in the preference rights between the 3,281 shares (Preferred A shares) that would have been issued as of December 31, 2014, and the 9,107 shares (Preferred B shares) issued upon exercise of the option resulted in an increase in expected exit proceeds for the option holder, which was considered in the valuation of the options. The fair value of the options was determined as of December 31, 2014 and June 30, 2015 by use of the option pricing method. The increase in the fair value was recorded in the financial expense line item in the financial statements (see Notes 4.2, 7 and 15).

4) Issuance of [9,912] shares for satisfaction of preferred dividend rights

The number of shares to be issued in satisfaction of the preferred dividend rights under the Shareholders Agreement 2015 is calculated by dividing the amount of accrued preferred dividends by the fair market value of the shares. As disclosed in the Registration Statement, the Company has assumed that the price per share from the April 2015 financing (€82.35) is the fair market value of the shares. In the preliminary prospectuses circulated to investors, the Company expects to disclose that the “fair market value” of the shares is equal to the price per common share underlying the ADSs at the mid-point of the range on the cover of the preliminary prospectus (rather than the April 2015 financing price per share). The actual number of additional common shares issuable for nominal value upon the closing of the offering in satisfaction of the preferred dividend rights will be determined by dividing the value of the preferred dividend amounts calculated in accordance with the shareholders agreement as of the closing date of this offering by the actual initial public offering price of the common shares underlying the ADSs and reflecting the euro-for-U.S. dollar exchange rate as of the date of the final prospectus for the offering.

Accounting impact: As of June 30, 2015, no shares were issued in satisfaction of the preferred dividend rights under the Shareholders Agreement 2015 and, accordingly, the respective liability was still recorded. The increase in the liability in the amount of €47, due to further accrual of preferred dividends, was recorded in the Financial Expense line item in the financial statements (see Notes 4.1, 7 and 14).

Reconciliation of the Share Numbers on Page 150 of the Registration Statement

In response to the Staff’s request that the Company reconcile the number of shares disclosed on page 150 of the Registration Statement with the share numbers disclosed elsewhere in the Registration Statement, the Company has prepared the table below. The Company advises the Staff that the number of shares disclosed on page 150 of the Registration Statement includes only the portion of the shares sold in the April 2015 financing that were purchased by related parties of the Company. The disclosure includes purchases by all entities that are “related parties” under Item 7 of Form 20-F and “related persons” under Item 404 of Regulation S-K. The following table presents the shares issued in the April 2015 financing as disclosed in the “Related-Party Transaction” section of the Registration Statement, as supplemented by the additional investors in the April 2015 financing who are not “related parties”:

	Common Shares Issued Upon Conversion of Convertible Loans	Common Shares Issued Upon Conversion of Silent Partnership Investments	Common Shares Issued For Cash	Cash Purchase Price
Vivo Capital Fund VIII, L.P.			166,717	13,729,145
Vivo Capital Surplus Fund VIII, L.P.			23,022	1,895,862
HBM Healthcare Investments (Cayman) Ltd.	34,091		75,328	6,203,261
OrbiMed Private Investments V, LP			171,669	14,136,942
Omega Fund IV, L.P.			22,588	1,860,122
Phase4 Ventures III LLP	66,164		9,198	757,455
The Wellcome Trust Ltd.	50,897		7,075	582,626
GLSV Fund II LP	9,021		4,266	351,305
GLSV Fonds II GmbH & Co. KG	11,602		5,486	451,772
Novartis Bioventures Ltd.	6,877		3,251	267,720
HBM BioCapital Invest Ltd.	17,813
Colin Broom	6,071
George H. Talbot	1,214
EcoR1 Capital Fund Qualified, LP1			8,809	725,421
EcoR1 Capital Fund, LP1			4,744	390,668
Boxer Capital, LLC[1]			9,035	744,032
HTBT GmbH & Co KG1		4,903
BTHT GmbH & Co KG1		10,321

Total	203,750	15,224	511,188	42,096,331

1)	Not disclosed in F-1 under “Related-Party Transactions” since shareholder is not a related party.